FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                         For the month of November 2004

                        Commission File Number: 001-32186

                               YM BIOSCIENCES INC.
                 (Translation of registrant's name into English)

                             Suite 400, Building 11,
                               5045 Orbitor Drive
                              Mississauga, Ontario
                                 Canada L4W 4Y4
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F _____ Form 40-F __X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

    Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                      1934.

                               Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____


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                                  EXHIBIT LIST
                                  ------------

Exhibit     Description
-------     -----------

  99.1 Interim Report to Shareholders of YM BioSciences Inc. for the quarter ended September 30, 2004

  99.2      Certification of Chief Executive Officer pursuant to Canadian law

  99.3      Certification of Chief Financial Officer pursuant to Canadian law

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2004

                                 YM BIOSCIENCES INC.


                                 By: /s/ Len Vernon
                                     -------------------------------------------
                                     Name: Len Vernon
                                     Title: Director, Finance and Administration